Integrated finance company
**NICHIEI CO., LTD.**

[COMPANY'S LETTERHEAD] SUPPL

02055915

File Number: 82-4664

September 20, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Re: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934

Dear Sirs:

Nichiei Co., Ltd. (the "Company"), a stock company incorporated under the laws of Japan, hereby furnishes to the Securities and Exchange Commission the attached information and/or document(s) pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and/or document(s) furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document(s) pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.



Best regards,

NICHIEI CO., LTD.

By: [signature]
AKIRA SUZUKI
DIRECTOR AND HEAD OF
CORPORATE PLANNING GROUP

dlw 11/14

Head Office: 60, Goshonouchi-Nakamachi, Shichijo, Shimogyo-ku, Kyoto 600 Japan
Tel: (075) 321-6161 Fax: (075) 311-5213

Nichiei Co., Ltd.

Index

Translation for:

1. Report on State of Purchase of Share Certificate of One's Own
2. Extraordinary Report
3. Announcement of Issuance of New Shares
4. Announcement of Change of Conversion Price
5. Procedure for Exchange of Share Certificates in accordance with the Resolutions relating to Change of Corporate Name and Invalidation of Par Value Share Certificates

File Number: 82-4664

## BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Report on State of Purchase of Share Certificate of One's Own

The Report on State of Purchase of Share Certificate of One's Own prepared in accordance with section 1 of Article 24-6 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau, the Tokyo Stock Exchange and the Osaka Securities Exchange on July 4, August 13 and September 12, 2002.

Extraordinary Report

The Extraordinary Report regarding issuance of new shares dated August 30, 2002, and an Amendment to Extraordinary Report dated September 12, 2002, prepared in accordance with section 4 of Article 24-5 of the Securities and Exchange Law and provisions of sections 1 and 2-1 of Article 19 of the Ministerial Ordinance Concerning Disclosure of Corporate Details, etc. has been submitted to the Director of the Kanto Local Finance Bureau, the Tokyo Stock Exchange and the Osaka Securities Exchange.

File Number: 82-4664

(English Translation)

August 30, 2002

To whom it may concern:

60, Nakamachi Shichijo-goshonouchi
Shimogyo-ku, Kyoto, Japan
Nichiei Co., Ltd.
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Akira Suzuki
Director and Head of Corporate Planning Group
Tel.: (075) 321-6161

Announcement of Issuance of New Shares

Nichiei Co., Ltd. (the "Company") has resolved at a meeting of its Board of Directors held on August 30, 2002 to issue certain new shares to be offered in overseas market principally in Europe (excluding the United States of America) as follows:

| | |
|---|---|
| (1) Kind of the shares to be newly issued: | Common stock of the Company |
| (2) Number of the shares to be newly issued: | 10,000,000 Shares |
| (3) Issue price: | 548 yen per Share |
| (4) Aggregate issue price: | 5,480,000,000 yen |
| (5) Offering date (Tokyo time): | September 13, 2002 (Friday) |
| (6) Payment date (Tokyo time): | September 17, 2002 (Tuesday) |
| (7) Amount not to be accounted for as stated capital: | 274 yen per Share |
| (8) Settlement bank: | Mizuho Bank, Ltd. (Kyoto Chuo Branch) |
| (9) Offer price: | 548 yen per Share |

| | |
|---|---|
| (10) Offering of shares: | Public offering in overseas market principally in Europe (excluding the United States of America). All the Shares to be offered in this Offering shall be underwritten by the Underwriter. |
| (11) Name of underwriter: | KBC Financial Products UK Limited (the "Underwriter") |
| (12) Dividend calculation date: | April 1, 2002 (Monday) |
| (13) Unit of offering: | 100 Shares |

(14) The Company authorises the Representative Director of the Company, or any attorney-in-fact appointed by him to approve the contents of the Offering Circular for this Offering, to execute the underwriting agreement and to conduct any other actions necessary for the accomplishment of this Offering contemplated hereby.

(Note) Method of determination of the Issue Price

The Issue Price is determined as the closing price of the Shares on August 30, 2002 quoted by Osaka Securities Exchange, less the discount of 7% of such closing price.

File Number: 82-4664

(English Translation)

September 18, 2002

To whom it may concern:

60, Nakamachi Shichijo-goshonouchi
Shimogyo-ku, Kyoto, Japan
Nichiei Co., Ltd.
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Akira Suzuki
Director and Head of Corporate Planning Group
Tel.: (075) 321-6161

## Announcement of Change of Conversion Price

We hereby announce that the change of conversion price has been determined as described below.

1. Change of conversion price:

| (Name) | (New Conversion Price) | (Current Conversion Price) |
|---|---|---|
| Yen Denominated Convertible Bonds due 2014 | 7,460.1 yen | 7,636.2 yen |
| Yen Denominated Convertible Bonds due 2005 | 865.3 yen | 888 yen |

2. Effective date of change:

From September 18, 2002

3. Reason for change:

The conversion price of Yen Denominated Convertible Bonds due 2014 and Yen Denominated Convertible Bonds due 2005 was changed pursuant to the clause concerning adjustment of conversion price, in accordance with the issuance of new shares resolved at a meeting of Board of Directors of the Company held on August 30, 2002.

1. Submission Period of Share Certificates:

From September 27, 2002 (Friday) to October 31, 2002 (Thursday)

2. Place of Submission of Share Certificates:

| | |
|---|---|
| Place of Transfer Agent: | The Mitsubishi Trust and Banking Corporation<br>Transfer Agent Division<br>11-1, Nagatacho 2-chome<br>Chiyoda-ku, Tokyo |
| Mailing Address: | The Mitsubishi Trust and Banking Corporation<br>Transfer Agent Division<br>7-7, Nishi-Ikebukuro 1-chome<br>Toshima-ku, Tokyo 171-8508 |
| Contact Number: | Tel: 03-5391-1900 (General) |
| Agency: | Branch offices of The Mitsubishi Trust and Banking Corporation in Japan |

3. Means of Submission of Share Certificates:

"Request for Submission of Share Certificates" and "Share Certificates Submission Form" will be sent to the holders of share certificates at their mailing address. Please fill out and sign the form, and submit it to the above place, together with all share certificates held by you.

(Notes)

1. Trading of the shares of the Company will be suspended during the period from October 28, 2002 (Monday) to October 31, 2002 (Thursday), due to the submission period, pursuant to Article 29 of the Business Regulations of the Tokyo Stock Exchange and Article 27 of the Business Regulations of the Osaka Securities Exchange.

2. The shares of the Company may be traded from November 1, 2002 (Friday) if the share certificates are deposited at JASDEC by mid-October 2002. If the share certificates are not deposited at JASDEC and the share certificates on which the current corporate name is set forth are submitted, trading of the shares of the Company

by the delivery of share certificates will be possible after the share certificates on which the new corporate name is set forth arrive, which will be sent after November 1, 2002 (Friday).